UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14f of the
Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

——————

FOOTHILLS RESOURCES, INC.

(Exact name of registrant as specified in its charter)

——————

Nevada	001-31546	98-0339560
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

11902 Shanklin Street Bakersfield, California	93312
(Address of principal executive offices)	(Zip Code)

(832) 567-0766
(Registrant’s telephone number, including area code)

FOOTHILLS RESOURCES, INC.
11902 Shanklin Street
Bakersfield, California  93303
(832) 567-0766

——————

Information Statement Pursuant to
Section 14(f) of the Securities Exchange
Act of 1934 and Rule 14f-1 Thereunder

EXPLANATORY NOTE

Upon the consummation of the Transactions (as defined and described more fully below), Foothills Resources, Inc. became the parent company and sole stockholder of Brasada California, Inc. The business operations of Foothills following the Transactions are primarily those of its wholly-owned subsidiary, Brasada California, Inc. Unless otherwise indicated or the context otherwise requires, the terms “Company,” “Foothills,” “we,” “us,” and “our” refer to Foothills Resources, Inc. and its affiliates, including Brasada California, Inc., after giving effect to the Transactions. Unless otherwise indicated or the context otherwise requires, references to “Brasada” refer to Brasada California, Inc. before giving effect to the Transactions.

INTRODUCTION

This Information Statement is being mailed on or about April 7, 2006, to holders of record on March 17, 2006, of shares of common stock, par value $0.001 per share (“Common Stock”) of Foothills Resources, Inc., a Nevada corporation, in connection with the change in membership of our Board of Directors (the “Board”). The composition of a majority of the Board will change in conjunction with the completion of a merger (the “Merger”) between Brasada Acquisition Corp., a wholly-owned subsidiary of the Company (“Acquisition Sub”) and Brasada California, Inc. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated by the Securities and Exchange Commission (the “SEC”).

On the effective date of the Merger, J. Earl Terris, who was Foothills’ sole director prior to the effective date, appointed Dennis B. Tower to fill one of the vacancies on the Board. On April 6, 2006, Mr. Terris resigned from the Board, effective April 17, 2006. On April 17, 2006, Mr. Tower will appoint John L. Moran and Christopher P. Moyes to fill two of the four vacancies on the Board following the resignation of Mr. Terris. The remaining vacancies will be filled upon finding suitable candidates.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On April 6, 2006 (the “Closing Date”), the Company, Acquisition Sub and Brasada entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). On the Closing Date, Acquisition Sub merged with and into Brasada, with Brasada remaining as the surviving corporation, and our wholly-owned subsidiary. On the Closing Date, the holders of Brasada’s issued and outstanding capital stock before the Merger (the “Brasada Stockholders”) surrendered all of their issued and outstanding capital stock of Brasada and received 17,375,000 shares of common stock of Foothills, par value $0.001 per share (“Common Stock”). The stockholders of Foothills before the Merger (the “Foothills Stockholders”) retained 12,625,000 shares of Common Stock.

Also on the Closing Date, the Company closed on a private offering of its Common Stock and warrants (the “Offering”). Investors in the Offering purchased 15,383,009 shares of Common Stock and warrants to acquire 11,537,257 shares of Common Stock. Consideration for the investors’ purchases totaled $10,768,106.

As a result of the Merger and the Offering, the Foothills Stockholders now own approximately 27.5% of the issued and outstanding shares of Common Stock and the Brasada Stockholders, investors in the Offering and a finder that received shares of Common Stock in connection with the Merger and the Offering own approximately 72.5% of the Company’s issued and outstanding Common Stock.

These transactions are discussed in greater detail in the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2006.

TERMS OF THE PRIVATE PLACEMENT OFFERING AND MERGER

The Merger

On the Closing Date, the Brasada Stockholders surrendered all of their issued and outstanding capital stock of Brasada and received 17,375,000 shares of Common Stock. The Foothills Stockholders retained 12,625,000 shares of Common Stock.

The Merger Agreement contains customary representations, warranties and covenants. The Merger Agreement contains a post-closing adjustment to the number of shares of Common Stock issued to the Brasada Stockholders in an amount of up to 2,000,000 shares of Common Stock issued to the Brasada Stockholders, on a pro rata basis, for any breach of the Merger Agreement by Foothills discovered during the two year period following the Closing Date.

The Merger will be treated as a recapitalization of the Company for financial accounting purposes. Accordingly, the historical financial statements of Foothills before the Merger will be replaced with the historical financial statements of Brasada before the Merger in all future filings with the Securities and Exchange Commission.

The Offering

Concurrently with the Merger, Foothills closed a private offering of units (“Units”) each Unit consisting of one share of Common Stock and a warrant to acquire three-quarters of a share of Common Stock for five years at a purchase price of $1.00 per whole share. On the Closing Date, the investors in the Offering collectively purchased 15,383,009 Units for total consideration of $10,768,106 (the “PPO Closing”). The investors participating in the PPO Closing hold 15,383,009 shares of Common Stock and warrants to acquire 11,537,257 shares of Common Stock. The sale of Units in the Offering was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D as promulgated by the SEC. The Merger, the Offering and the other transactions related thereto are collectively referred to herein as the “Transactions.”

To facilitate the completion of the Merger and to enable Brasada to meet certain specific working capital requirements, Foothills agreed to provide bridge financing (the “Bridge Financing”) to Brasada. The Bridge Financing was provided to Brasada from the proceeds of the sale of debentures that converted into Units (the “Foothills Debentures”) upon the closing of the Transactions. Foothills Debentures in the aggregate face amount of $3,987,500 were issued to investors in the Bridge Financing on March 17 and March 23, 2006. On the Closing Date, the Foothills Debentures converted, on a dollar-for-dollar basis, to Units upon the closing of the Transactions, and were therefore included in the number of Units sold in the Offering.

In connection with the completion of the Offering, our placement agents, Sanders Morris Harris Inc., Canaccord Capital, Inc. and GEM Advisors, Inc. (the “Placement Agents”) received fees of approximately $275,000 and GEM Advisors, Inc. was issued 500,000 shares of Common Stock (the “Finder Fee”).

Registration Rights

Within 120 days of the Closing Date, Foothills will be required to file a registration statement (the “Registration Statement”) registering for resale the shares of Common Stock purchased by the investors in the Offering, the shares of Common Stock issuable on exercise of the warrants issued to the investors in the Offering (including shares and warrants issued upon conversion of the Foothills Debentures) and the shares of Common Stock to be issued on the Closing Date as the Finder Fee.

Split-Off Agreement

Contemporaneously with the closing of the Merger, Foothills split-off its wholly-owned subsidiary, Foothills Leaseco, Inc., a Nevada corporation (“Leaseco”), through the sale of all of the outstanding capital stock of Leaseco (the “Split-Off”).

We executed a split-off agreement with J. Earl Terris and Leaseco, a copy of which is attached to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

The Brasada Stockholders have agreed not to offer, pledge, sell, contract to sell or grant any option to purchase, or otherwise transfer or dispose of, directly or indirectly, the shares of Common Stock they acquired in exchange for their shares of common stock of Brasada during the period ending on the 12-month anniversary of the Closing Date. Such agreements were set forth in written Lock-Up Agreements, executed as of the Closing Date, with the Brasada Stockholders.

VOTING SECURITIES

As of the Closing Date, the Company had 45,883,009 shares of Common Stock issued and outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.

Normally, the election of directors requires a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.

INFORMATION CONCERNING THE COMPANY

Business

The Company is engaged in the acquisition, exploration and development of oil and natural gas properties. Our operations are substantially the operations of Brasada, our wholly-owned subsidiary. Brasada was formed on December 29, 2005 as Brasada Resources LLC, a Delaware limited liability company, and converted to a Delaware corporation on February 28, 2006.

Our business strategy is to identify and exploit low risk resources in and adjacent to existing or indicated producing areas that can be quickly developed and put on production at low cost, including the acquisition of producing properties with exploitation and exploration potential. We will also take advantage of our expertise to develop exploratory projects in focus areas and to participate with other companies in those areas to explore for oil and natural gas using state-of-the-art 3D seismic technology.

Our management will use its extensive domestic and international oil and gas experience to establish and grow the Company. Our initial focus is on oil and natural gas properties located in the Eel River Basin, California and the Anadarko Basin, Oklahoma. We expect to have access to additional opportunities on a worldwide scale through a contractual relationship with Moyes & Co., Inc.

Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Report on Form 8-K, as filed with the SEC on April 6, 2006.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Reports filed with the SEC pursuant to the Exchange Act, including proxy statements, annual and quarterly reports, and other reports we file, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Stockholders may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Stockholders can request copies of these documents upon payment of a duplicating fee by writing to the SEC. The reports we file with the SEC are also available on the SEC’s Internet site (http://www.sec.gov).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the expected beneficial ownership of the Common Stock as of the Closing Date, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of Common Stock; (ii) each of the directors and executive officers of the Company; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each of our directors and executive officers is 11902 Shanklin Street, Bakersfield, California 93312.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Common Stock Outstanding

John L. Moran (2)	4,961,719	10.80%
Dennis B. Tower (3)	4,899,219	10.63%
Christopher P. Moyes (4)	4,403,250	9.59%
W. Kirk Bosché (5)	3,331,212	7.24%

Executive Officers and Directors as Group	13,192,150	28.52%

——————

(1)

Beneficial ownership is calculated based on 45,883,009 shares of Common Stock issued and outstanding as of the Closing Date. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of shares beneficially owned by a person includes shares of Common Stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Closing Date. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.

(2)

Includes options exercisable within 60 days to acquire 75,000 shares of Common Stock, granted under the Company’s 2006 Equity Incentive Plan.

(3)

Includes warrants to acquire 112,500 shares of Common Stock exercisable within 60 days, and options exercisable within 60 days to acquire 75,000 shares of Common Stock, granted under the Company’s 2006 Equity Incentive Plan.

(4)

Includes 4,343,750 shares of Common Stock distributed to affiliates of MMP LLP, a Brasada Stockholder, the holders of which have executed an irrevocable proxy giving Mr. Moyes sole voting power over the shares through April 6, 2007. Also includes 34,000 shares of Common Stock and warrants to acquire 25,500 shares of Common Stock exercisable within 60 days, which shares and warrants were purchased by Choregus Master Trust, Plan I, Money Purchase and Choregus Master Trust, Plan II, Profit Sharing in the Offering, and of which shares and warrants Mr. Moyes is deemed to be the beneficial owner.

(5)

Includes warrants to acquire 54,000 shares of Common Stock exercisable within 60 days, and options exercisable within 60 days to acquire 50,000 shares of Common Stock, granted under the Company’s 2006 Equity Incentive Plan.

CHANGES TO THE BOARD OF DIRECTORS

On the effective date of the Merger, J. Earl Terris, who was Foothills’ sole director prior to the effective date, appointed Dennis B. Tower to fill one of the vacancies on the Board. On April 6, 2006, Mr. Terris resigned from the Board, effective April 17, 2006. On April 17, 2006, Mr. Tower will appoint John L. Moran and Christopher P. Moyes to fill two of the four vacancies on the Board following the resignation of Mr. Terris. Messrs. Tower, Moyes and Moran were directors of Brasada prior to the Merger. The remaining vacancies will be filled upon finding suitable candidates.

Messrs. Tower and Moran are currently executive officers and stockholders of the Company, as set forth below. Mr. Moyes is a stockholder of the Company and was a Brasada Stockholder prior to the Closing Date. In addition, Mr. Moyes is the President of Moyes & Co., Inc., with which we plan to execute an agreement whereby Moyes & Co. will identify potential acquisition, development, exploitation and exploration opportunities for the Company. We anticipate compensating Moyes & Co., Inc. for its efforts under this agreement.

To the best of the Company’s knowledge, none of Messrs. Tower, Moran and Moyes have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no material proceedings to which any director, officer or stockholder beneficially owning more than 5% of our outstanding Common Stock is a party adverse to, or with a material interest adverse to, the Company or any of its subsidiaries.

MANAGEMENT OF THE COMPANY

The following table sets forth the executive officers and directors, their ages and position(s) with the Company after the Merger. Each of the executive officers and directors shall serve until his successors are duly elected and qualified or until he sooner retires.

Name	Age	Position

Dennis B. Tower	59	Chief Executive Officer, Director
John L. Moran	60	President, Director
W. Kirk Bosché	55	Chief Financial Officer
Christopher P. Moyes	59	Director

Dennis B. Tower

Before joining Brasada as its Chief Executive Officer in 2006, Mr. Tower had extensive involvement in all phases of new venture exploration, appraisal, project evaluation and development, asset acquisition and disposal, strategic goals setting and human resource evaluation. During 2005, Mr. Tower, together with Messrs. Moran and Bosché, evaluated opportunities that would be appropriate for launching a new oil and gas exploration and development company, which ultimately led to the formation of Brasada at the end of 2005. From 2000 through 2004, Mr. Tower served as President and Chief Executive Officer at First International Oil Corporation, a privately held independent oil company with extensive holdings in Kazakhstan, where he led the company to a successful sale with a major Chinese oil company. Previously, Mr. Tower held several Vice President, Manager, Director and Geologist positions at Atlantic Richfield Company (“ARCO”), where he was responsible for the company’s Mozambique drilling operations, managed the company’s exploration licenses in Myanmar and the Philippines, coordinated exploration efforts in other Asian countries and evaluated field redevelopment and asset acquisition opportunities. Mr. Tower led ARCO’s North Sea exploration activities for a nine-year period during which ARCO made numerous new oil and natural gas discoveries in the United Kingdom, Norway and the Netherlands. During the course of his career, Mr. Tower has been directly involved in the discovery of 35 oil and gas fields in 11 different countries. Mr. Tower holds both MSc and BSc degrees in Geology from Oregon State University.

John L. Moran

Prior to joining Brasada in 2006, Mr. Moran, together with Messrs. Tower and Bosché, evaluated opportunities during 2005 that would be appropriate for launching a new oil and gas exploration and development company, which ultimately led to the formation of Brasada at the end of 2005. In May of 2000, Mr. Moran formed and later served as President and Exploration Manager of Carneros Energy, Inc., a private oil and gas exploration company with exploration and acquisition emphasis in the San Joaquin and Sacramento Basins of California, where he was responsible for obtaining $75 million in equity funding. From 1997 through 1998, Mr. Moran founded and acted President of Integrated Petroleum Exploration (“IPX”) which merged with and into Prime Natural Resources (“Prime”) in 1998, where he served as Vice President of Exploration. Prior to his time at IPX and Prime, Mr. Moran served as both Vice President Exploration/Chief Geologist and Exploration Manager/MidContinent Region for Apache Corporation. In 1995 Mr. Moran founded TeTra Exploration, an oil and gas exploration and development company using 3D seismic data base in the Anadarko Basin in Oklahoma. He was responsible for the acquisition of the right to use 13,000 miles of 2D seismic data base for exploration purposes and was instrumental in developing a 75 square-mile 3D seismic data base that was later sold to a major oil and gas company. Mr. Moran holds both Bachelors and Masters Degrees in Geology with a major in Stratigraphy and a minor in Petrology from Oregon State University.

W. Kirk Bosché

Mr. Bosché has diversified experience as a financial and accounting executive officer in public and private oil and gas exploration and production organizations. Mr. Bosché joined Brasada in 2006 as its Chief Financial Officer. During 2005, Mr. Bosché, together with Messrs. Tower and Moran, evaluated opportunities that would be appropriate for launching a new oil and gas exploration and development company, which ultimately led to the formation of Brasada at the end of 2005. Mr. Bosché served as Chief Financial Officer of First International Oil Corporation from 1997 through 2004. From 1986 through 1997, Mr. Bosché was Vice President and Treasurer for Garnet Resources Corporation, a NASDAQ National Market System independent oil and gas exploration and production company with activities in seven foreign countries. He began his career with Price Waterhouse & Co., and has been a Certified Public Accountant since 1975. Mr. Bosché holds a BBA in Accounting from the University of Houston.

Christopher P. Moyes

Mr. Moyes has been active in the international and domestic oil and gas business since 1968. Mr. Moyes is President of Moyes & Co., Inc., a private energy advisory firm headquartered in Dallas, Texas. Moyes & Co., Inc. provides advice on oil and gas exploration, appraisal, project and portfolio evaluation, asset acquisitions and disposals and maintains a proprietary database at www.moyesco.com covering upstream oil and gas. Moyes & Co., Inc. has through 2005 evaluated opportunities for launching a new oil and gas exploration and production company, which led to the formation of Brasada at the end of 2005. Previously Mr. Moyes was President of Gaffney Cline & Associates (GCA), based in Dallas, Texas. Before coming to Dallas in 1976, Mr. Moyes was based in Singapore and London for GCA, holding various management functions. Mr. Moyes started his career with West Australian Petroleum Pty. Ltd., in Perth Australia. Mr. Moyes holds a BSc in Geology from the University of Western Australia and an MSc in Geology & Petroleum Engineering from the Royal School of Mines, Imperial College, London.

Board Committees

The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.”  Additionally, the Board is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place.

Board Meetings

During fiscal year 2005, our Board had only a single director, J. Earl Terris. All action by the Board was taken by written consent of the Board; therefore, no meetings of the Board were held during fiscal year 2005.

Code of Ethics

The Company has not formally adopted a written code of ethics that applies to the Company’s principal executive officer, principal financial officer or controller, or persons performing similar functions. Based on the Company’s small size, early development stage and limited financial and human resources, Foothills did not adopt a written code of ethics prior to the Merger. We intend to formalize and adopt a written code of ethics as soon as practicable following the Closing Date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We anticipate entering into an agreement with Moyes & Co., Inc. to identify potential acquisition, development, exploitation and exploration opportunities that fit with our strategy for our operations in North America. Moyes & Co. is expected to screen opportunities and perform detailed evaluation of those opportunities that we decide to pursue, as well as assist with due diligence and negotiations with respect to such opportunities. Christopher P. Moyes, the President of Moyes & Co., Inc., will be appointed to the Board on April 16, 2006. We anticipate compensating Moyes & Co., Inc. for its services to the Company, but the amount of compensation has not yet been determined.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

J. Earl Terris was the only officer and director of the Company prior to the Closing Date and did not accrue and did not receive any compensation for his services. Our current executive officers, who were executive officers of Brasada during 2005, did not receive a salary during fiscal year 2005, as Brasada began operations on December 29, 2005.

Compensation of Directors

There are currently no compensation arrangements in place for the members of the Board. We expect to establish these arrangements as new members are appointed to the Board.

Employment Contracts and Termination of Employment and Change in Control Agreements

We have entered into executive employment agreements with Dennis B. Tower, our Chief Executive Officer, John L. Moran, our President, and W. Kirk Bosché, our Chief Financial Officer.

Dennis B. Tower – Chief Executive Officer

On the Closing Date, we entered into an executive employment agreement with Mr. Tower which provides for an initial annual base salary of $190,000 and for unspecified annual bonuses as warranted.

Under the agreement, Mr. Tower will also receive options to purchase up to 300,000 shares of Common Stock under our 2006 Equity Incentive Plan, which options will vest as follows: 25% of the shares of Common Stock underlying such option will vest on the date of grant, and the remaining 75% of the shares of Common Stock underlying the option will vest in equal annual installments on the first, second and third anniversaries of the date of grant. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan, described below in this Information Statement.

Mr. Tower’s employment agreement has an unspecified term of service subject to termination for cause and without cause, and provides for severance payments to Mr. Tower, in the event he is terminated without cause or he terminates the agreement for good reason, in the amount of two times total compensation for the prior year. “Good reason” includes an adverse change in the executive’s position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Tower’s employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

John L. Moran – President

On the Closing Date, we entered into an executive employment agreement with Mr. Moran which provides for an initial annual base salary of $190,000 and for unspecified annual bonuses as warranted.

Under the agreement, Mr. Moran will also receive options to purchase up to 300,000 shares of Common Stock under our 2006 Equity Incentive Plan, which options will vest as follows: 25% of the shares of Common Stock underlying such option will vest on the date of grant, and the remaining 75% of the shares of Common Stock underlying the option will vest in equal annual installments on the first, second and third anniversaries of the date of grant. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan, described below in this Information Statement.

Mr. Moran’s employment agreement has an unspecified term of service subject to termination for cause and without cause, and provides for severance payments to Mr. Moran, in the event he is terminated without cause or he terminates the agreement for good reason, in the amount of two times total compensation for the prior year. “Good reason” includes an adverse change in the executive’s position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Moran’s employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

W. Kirk Bosché – Chief Financial Officer

On the Closing Date, we entered into an executive employment agreement with Mr. Bosché which provides for an initial annual base salary of $175,000 and for unspecified annual bonuses as warranted.

Under the agreement, Mr. Bosché will also receive options to purchase up to 200,000 shares of Common Stock under our 2006 Equity Incentive Plan, which options will vest as follows: 25% of the shares of Common Stock underlying such option will vest on the date of grant, and the remaining 75% of the shares of Common Stock underlying the option will vest in equal annual installments on the first, second and third anniversaries of the date of grant. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan, described below in this Information Statement.

Mr. Bosché’s employment agreement has an unspecified term of service subject to termination for cause and without cause, and provides for severance payments to Mr. Bosché, in the event he is terminated without cause or he terminates the agreement for good reason, in the amount of two times total compensation for the prior year. “Good reason” includes an adverse change in the executive’s position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Bosché’s employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

2006 Equity Incentive Plan

Prior to the Closing Date, our Board and the Foothills Stockholders approved and adopted the 2006 Equity Incentive Plan (the “2006 Plan”). The approval and adoption of the 2006 Plan will be submitted for ratifications to our stockholders following the Merger.

The 2006 Plan is intended to promote the interests of the Company by attracting and retaining exceptional employees, consultants, and directors (collectively referred to as the “Participants”), and enabling such Participants to participate in the long-term growth and financial success of the Company. Under the 2006 Plan, the Company may grant stock options, which are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Incentive Stock Options”), non-qualified stock options (the “Non-Qualified Stock Options”), and restricted stock awards (the “Restricted Stock Awards”), which are restricted shares of Common Stock (the Incentive Stock Options, the Non-Qualified Stock Options and the Restricted Stock Awards are collectively referred to as “Incentive Awards”). Incentive Stock Options may be granted pursuant to the 2006 Plan for 10 years from the Effective Date, and Non-Qualified Stock Options and Restricted Stock Awards may be granted pursuant to the 2006 Plan after the Effective Date and until the 2006 Plan is discontinued or terminated by the Board.

From time to time, we may issue Incentive Stock Options or Non-Qualified Stock Options pursuant to the 2006 Plan. The Incentive Stock Options will be evidenced by and granted under a written incentive stock option agreement (the “Incentive Stock Option Agreement”). The Non-Qualified Stock Options will be evidenced by and issued under a written non-qualified stock option agreement (the “Non-Qualified Stock Option Agreement”).

The Board reserved a total of 2,000,000 shares of our Common Stock for issuance under the 2006 Plan. If an incentive award granted under the 2006 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

At the earliest practicable date after our stockholders ratify the adoption of the 2006 Plan, we expect to file a registration statement on Form S-8 to register the shares of Common Stock reserved for issuance of incentive awards under the 2006 Plan. This registration statement is expected to become effective on filing. Subject to Rule 144 limitations, shares of Common Stock issued upon exercise of stock options and other incentive awards granted under the 2006 Plan after the effective date of the registration statement on Form S-8 will be eligible for resale in the public market without restriction.

The number of shares subject to the 2006 Plan, any number of shares subject to any numerical limit in the 2006 Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in our outstanding Common Stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2005 all such filing requirements applicable to our officers and directors were complied with.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors
of Foothills Resources, Inc.

April 7, 2006